Via EDGAR

March 27, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Cott Corporation
Definitive Proxy Statement on Schedule 14A, filed March 26, 2007
Form 10-K for Fiscal Year Ended December 30, 2006, filed February 28, 2007
File No. 000-31410

Dear Mr. Reynolds,

Cott Corporation (the “Company”) is hereby responding to the comment of the staff of the Securities and Exchange Commission (the “Commission”) contained in the follow-up letter dated February 7, 2008 relating to the above-referenced filing. Set forth below is the comment of the staff (in italics) contained in the staff’s letter and immediately below the comment is the Company’s response.

Schedule 14A

Compensation of Executive Officers, page 12

1.	We note your response to comment one of our letter dated December 28, 2007 and we reissue the comment. While you list the 2006 performance measures, you have not provided the quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their performance bonuses and long-term incentive compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company’s targets for the fiscal year ended December 30, 2007 are expected to be materially different from the fiscal year ended December 30, 2006. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to item 402(b) of Regulation S-K.

In future filings, to the extent we determine that the disclosure of specific targets would not result in competitive harm to us, we will disclose such targets. If we determine

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634

that omitting the specific targets is appropriate, we will provide a discussion of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.

We have determined that disclosure of certain specific performance targets would cause us competitive harm and therefore believe it is appropriate to omit the specific performance targets from our disclosure. We are providing under separate cover a supplemental analysis with respect to the 2006 targets disclosed in the 2007 proxy statement and are supplementally advising the staff whether the company’s targets for the fiscal year ended December 29, 2007 are expected to be materially different from the fiscal year ended December 30, 2006. We will also supplementally address the alternate disclosure that we will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, H. John Michel, Jr. of Drinker Biddle & Reath LLP, at (215) 988-2515.

Sincerely,

/s/ Matthew A. Kane, Jr.
Matthew A. Kane, Jr., Vice President, General Counsel & Secretary

cc:	Abilio Gonzalez, Chief People Officer

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634